Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 26, 2003	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000	Dec. 31, 1999
EARNINGS:
Earnings Before Income Taxes	$265	$723	$448	$277	$104
Interest Expense	418	445	518	550	528
Amortization of Debt Discount	—	—	—	1	—
Interest Portion of Fixed Rent	62	77	88	109	151
Undistributed Earnings of Unconsolidated Subsidiaries	(40)	(44)	(2)	(18)	(58)

Earnings, as Adjusted	$705	$1,201	$1,052	$919	$725

FIXED CHARGES:
Interest Expense	$418	$445	$518	$550	$528
Capitalized Interest	3	3	7	6	8
Amortization of Debt Discount	—	—	—	1	—
Interest Portion of Fixed Rent	62	77	88	109	151

Fixed Charges	$483	$525	$613	$666	$687

Ratio of Earnings to Fixed Charges	1.5x	2.3x	1.7x	1.4x	1.1x